FIRST HONOLULU SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT
OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

JUNE 30, 2024

CONFIDENTIAL

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SEC FILE NUMBER
8-23919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Honolulu Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3615 Harding Ave, #207
(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael F. Kowal	808-523-9422	mkowal@firsthonolulusecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd, #206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/19	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael F. Kowal_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __First Honolulu Securities, Inc._____, as of __6/30_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
CFO _____

Edwin S H Lee
Notary Public

Edwina S.H. Lee

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FIRST HONOLULU SECURITIES, INC.

C O N T E N T S



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Honolulu Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Honolulu Securities, Inc., (the "Company") as of June 30, 2024, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Honolulu Securities, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information identified in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Honolulu Securities, Inc.'s auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
September 27, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2024

ASSETS

Cash and cash equivalents	$ 5,973
Receivable from broker/dealer	14,241
Secured demand note receivable	200,000
Securities owned, at fair value	540,121
Property and equipment, at cost	
(net of $47,011 accumulated depreciation)	115
Deferred Tax Benefit	93,962
Other assets	12,585
TOTAL ASSETS	**$ 866,997**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and	
other liabilities	$ 36,517
Commissions payable	4,421
Payable to broker/dealer	147,131
Subordinated loan payable	200,000
Total Liabilities	$ 388,069

SHAREHOLDERS' EQUITY

Common stock, $.10 par value;	
20,000 shares authorized, 11,000	
shares issued, 4,510 shares outstanding	$ 1,100
Additional paid-in capital	56,666
Less: Treasury stock, 6,490 shares at cost	(317,457)
Retained earnings	738,619
Total Shareholders' Equity	$ 478,928
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 866,997**

The accompanying notes are an integral part of these financial statements.

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2024

REVENUE

Equity commissions	$ 142,802
Mutual fund – other	9,700
Trading and investment gains	279,306
Dividends and interest	103,637
Other income	7,303
Total Revenue	$ 542,748

EXPENSES

Commissions	$ 107,016
Other compensation and related benefits	65,673
Clearing and execution charges	35,325
Interest	62,682
Occupancy	50,862
Other expenses	84,870
Total Expenses	$ 406,428
Income Before Taxes	136,320
Income Tax Expense	28,504
NET INCOME	$ 107,816

The accompanying notes are an integral part of these financial statements.

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance- Beginning of Period	$ 1,100	$56,666	$699,503	$(317,457)	$ 439,812
Dividends Paid			(68,700)		(68,700)
Net Income	-	-	107,816	-	107,816
BALANCE-END OF PERIOD	$ 1,100	$56,666	$738,619	$(317,457)	$ 478,928

The accompanying notes are an integral part of these financial statements.

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2024

Cash Flows from Operating Activities	
Net income	$ 107,816
Adjustments:	
Decrease in receivable from broker/dealer	10,611
Decrease in securities owned	172,687
Decrease in Deferred Tax Asset	28,504
Decrease in other assets	2,309
Increase in accounts payable, accrued	
expenses and other liabilities	26,167
Decrease in commissions payable	(8,253)
Decrease in payable to broker/dealer	(258,333)
Net Cash Flow Provided by	
Operating Activities	$ 81,508
Cash Flows From Investing Activities	
Purchase of furniture and fixtures	(115)
Purchase of trading securities	(41,381)
Net Cash Flow Used by	
Investing Activities	$ (41,496)
Cash Flows Used by Financing Activities	
Dividends paid	$ (68,700)
Net Decrease in Cash	
and Cash Equivalents	$ (28,688)
Cash and Cash Equivalents	
Balance at beginning of period	$ 34,661
Cash and Cash Equivalents	
Balance at end of period	$ 5,973
Supplemental Information:	
Interest paid	$ 62,682
Income taxes paid	$ 0

The accompanying notes are an integral part of these financial statements.

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JUNE 30, 2024

Subordinated liabilities at beginning of period	$ 300,000
Borrowings/Repayments during the year	(100,000)
Subordinated liabilities at end of period	$ 200,000

The accompanying notes are an integral part of these financial statements.

FIRST HONOLULU SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2024

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – First Honolulu Securities, Inc. (the "Company") was incorporated in the state of Hawaii on August 30, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the securities trading and brokerage business in the state of Hawaii.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At June 30, 2024, the Company did not have any lease obligations, as any potential leased assets are month to month with no written agreement (See Note 5).

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Purchases and sales of securities are also recorded on a trade date basis.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, some of the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any risk.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and equipment - Depreciation was recorded using the accelerated method over estimated useful lives of the assets ranging from three to five year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events – Management has evaluated events occurring subsequent to the balance sheet dated September 24, 2024 (the final statement issue date), determining no events require additional disclosure in the financial statements.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value securities owned.

Securities owned consist of the following:

Description	Fair Values as of June 30, 2024	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Equities	$ 199,634	$ 199,634	$ -0-	$ -0-
Corporate Bonds	202,093	-0-	202,093	-0-
Municipal Bonds	138,394	-0-	138,394	-0-
Total Securities Owned	$ 540,121	$ 199,634	$ 340,487	$ -0-

FIRST HONOLULU SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2024

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2024, the Company's net capital and required net capital were $517,220 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 36%.

NOTE 4 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2021.

The income tax expense and deferred tax benefit for federal income taxes is calculated using the statutory rate of 21%. Current year tax expense attributable to income from operations consists of:

	Current	Deferred	Total
Federal	$ 28,504	$ (122,466)	$ (93,962)

At June 30, 2024, the corporation has available income tax loss carryforwards and income tax deductions of approximately $447,440 which are available to reduce future years' taxable income to various dates through 2041. Realization of future tax benefits is dependent upon many factors, including the Company's ability to generate taxable income within the loss carry-forward periods.

NOTE 5 - COMMITMENT

The Company rents office space from Aquasearch Investment Partners (AIP), which is owned by certain shareholders of the Company. The Company has no written lease for the office space and is paying $4,388 per month in rent and maintenance fees, under a month to month agreement. For the year ended June 30, 2024, the Company paid $50,862 to AIP.

NOTE 6 – SHAREHOLDER AGREEMENT

If any shareholder during his/her lifetime desires to sell his/her shares of stock in the Company, the Company shall have the first right to purchase the stock, except shares owned by any director of the Company. The restrictions shall not apply to any transaction between any of the directors. Upon the death of a shareholder, the Company shall purchase all, and not less than all, of the deceased shareholder's shares of stock in the Company at book value.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

Clearing Agreement - To facilitate transactions on the Company's and its customers behalf, the Company has an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Under the terms of the agreement the Company is required to deposit $120,000 in cash or marketable securities with the Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under subordination agreement at June 30, 2024, is as follows:

Liabilities Pursuant to a Secured Demand Note
   Collateral Agreement:

2.00% Expires December 31, 2024	$ 200,000
Total Subordinated Liabilities	$ 200,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2024.

SUPPLEMENTAL INFORMATION

FIRST HONOLULU SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

JUNE 30, 2024

COMPUTATION OF NET CAPITAL

Total shareholders' equity	$ 478,928
Additions:	
Subordinated loans	200,000
Deductions:	
Non-allowable assets	(95,547)
Haircuts on securities owned	(66,161)
NET CAPITAL	**$ 517,220**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 12,538
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 388,069
Less: Subordinated loans	(200,000)
TOTAL AGGREGATE INDEBTEDNESS	**$ 188,069**

Percentage of Aggregate Indebtedness to Net Capital	36%

NOTE: There are no material differences between the
computations above and the computations included
in the Company's corresponding unaudited Form X-
17A-5 Part IIA filing, as amended on September 12, 2024.

See accompanying Report of Independent Registered Public Accounting Firm.

FIRST HONOLULU SECURITIES, INC.

SCHEDULE II & III- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are not items to report under the requirements of this rule.



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Honolulu Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) First Honolulu Securities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which First Honolulu Securities, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) First Honolulu Securities, Inc. stated that First Honolulu Securities, Inc. met the identified exemption provisions throughout the most recent year ended June 30, 2024 without exception. First Honolulu Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Honolulu Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
September 27, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

First Honolulu Securities
3615 Harding Ave #207
Honolulu, HI 96816
Phone: (808) 523-9422
Fax: (808) 521-9642

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

September 27, 2024

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- First Honolulu Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- First Honolulu Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the 12 months ended June 30, 2024.

- First Honolulu Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- First Honolulu Securities, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the 12 months ended June 30, 2024 without exception.

- First Honolulu Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the 12 months ended June 30, 2024.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: _____

Name and Title: __Michael F Kowal CFO_____



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors
First Honolulu Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for theyear ended June 30, 2024. Management of First Honolulu Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davila Advisory, LLC

Saint Louis, Missouri
September 27, 2024

FIRST HONOLULU SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2024

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 652
Less Payments Made:			
	Date Paid	Amount	
	1/4/2024	$ 308	$ 308
Interest on late payments(s)			
Total Assessment Balance and Interest Due			$ 344
Payment made with Form SIPC 7			$ 344

See Report of Independent Registered Public Accounting Firm


FIRST HONOLULU SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2024


Total Revenue	$	542,748
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products		9,700
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		35,325
Total interest and dividend expense not in excess of total interest and dividend income		62,681
Total Deductions	$	107,706
SIPC NET OPERATING REVENUES	$	435,042
GENERAL ASSESSMENT @ .0015	$	652


See Report of Independent Registered Public Accounting Firm
